

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2016

Mail Stop 4561

Darren Lopez
Chief Executive Officer
That Marketing Solution, Inc. (f/n/a Vista Holding Group, Corp.)
4535 South 2300 East, Suite B
Salt Lake City, UT 84117

> **Re:** **Vista Holding Group, Corp.**
> **Form 8-K**
> **File No. 333-184795**
> **Filed August 18, 2014**

Dear Mr. Lopez:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal
Office of Information
Technologies and Services